                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             CDMI PRODUCTIONS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   125078-10-5
                                 (CUSIP Number)

                                 Matthew Crouch
                           3400 W. Cahuenga Boulevard
                               Hollywood, CA 90068
                                 (323) 874-9888
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            William B. Barnett, Esq.
                           Stone, Rosenblatt, and Cha
                       16633 Ventura Boulevard, Suite 1401
                            Encino, California 91436
                                 (818) 789-2688

                                November 18, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

                                  SCHEDULE 13D

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CUSIP No. 125078-10-5                                                Page 3 of 7
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     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Matthew Crouch
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                        (b) [ ]
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS
             Not Applicable
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
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                              7      SOLE VOTING POWER
                                     8,800,000
      NUMBER OF              ---------------------------------------------------
        SHARES                8      SHARED VOTING POWER
     BENEFICIALLY                    None
      OWNED BY               ---------------------------------------------------
        EACH                  9      SOLE DISPOSITIVE POWER
      REPORTING                      8,800,000
       PERSON                ---------------------------------------------------
        WITH                 10      SHARED DISPOSITIVE POWER
                                     None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             8,800,000
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             58%*
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             IN
--------------------------------------------------------------------------------
*   Based on 15,158,750 shares of Issuer Common Stock outstanding as of December
    23, 2004.

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                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this statement on Schedule 13D relates is the common stock (the Issuer Common Stock), of CDMI Productions, Inc., a New
York corporation (the Issuer). The principal executive offices of the Issuer are located at 3400 W. Cahuenga Boulevard, Hollywood, CA 90068.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement on Schedule 13D is filed on behalf of Matthew Crouch (the
Reporting Entity), as the direct beneficial owner of shares of Issuer Common
Stock. The Reporting Entity is an individual and does not have any executive officers.

(b) The Reporting Entity is an individual. The Reporting Entity's business address is 3400 W. Cahuenga Boulevard, Hollywood, CA 90068.

(c) The Reporting Entity is engaged in the business of movie production and distribution.

(d) The Reporting Entity has never been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

(e) The Reporting Entity has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to an Asset Purchase Agreement and an Employment Agreement dated as of
November 18, 2004 by and between Issuer and the Reporting Entity (the
Agreements), the Reporting Entity acquired 8,800,000 shares of Issuer Common
Stock in exchange for the sale of certain film distribution rights and in connection with being employed as the CEO of Issuer. The film distribution rights exchanged were acquired by the Reporting Entity with his own funds.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Entity acquired the shares of Issuer Common Stock in order to have the controlling interest in Issuer and to manage the business of Issuer as its new CEO.

Except as disclosed in this Item 4, the Reporting Entity does not have any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule
13D. The Reporting Entity expects to evaluate the Issuer's financial condition, business operations and prospects, the market price of the Issuer Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors on an ongoing basis. Accordingly, the Reporting
Entity reserves the right to change its plans and intentions at any time. In particular, the Reporting Entity may, subject to the restrictions contained in the securities laws, acquire additional shares of the Issuer Common Stock or securities convertible or exchangeable for the Issuer Common Stock in public or private transactions, dispose of shares of the Issuer Common Stock or other securities in public or private transactions, and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of his position in the Issuer Common Stock or other securities. Any such transactions may be effected at any time and from time to time.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Entity is the direct beneficial owner of 8,800,000 shares of
Issuer Common Stock, which shares constitute 58% of the total class.

(b) The Reporting Entity has the direct power to vote and direct the disposition of the 8,800,000 shares of Issuer Common Stock beneficially owned by him.

(c) Other than as described in Item 3, no transactions in the Issuer Common
Stock were effected during the past sixty (60) days by the Reporting Entity.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

The Reporting Entity is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1  Asset Purchase Agreement, dated November 18, 2004, by and Between
              Issuer and Matthew Crouch filed with the SEC on November 23, 2004 as part of a Form 8-K and incorporated by reference herein.

Exhibit 10.2  Employment Agreement dated November 18, 2004 by and between the
              Isssuer and Matthew Crouch filed with the SEC on November 23, 2004 as part of a Form 8-K and incorporated by reference herein.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2004                  By: /s/ Matthew Crouch
                                           ------------------------------------
                                                Matthew Crouch
                                                an individual

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